June 19, 2015

Via EDGAR

Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-8629

Re:	Proxy Statement on Gladstone Investment Corporation
Schedule 14A
Filed May 11, 2015
File No. 001-34007

Dear Ms. Vroman-Lee:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 20, 2015 (the “Comments”) relating to the Company’s preliminary proxy statement filed via EDGAR on May 11, 2015 (file no. 001-34007) (the “Proxy Statement”), we submit this letter containing the Company’s responses to the Staff’s Comments. For your convenience, we have set forth below the Staff’s Comments followed by its response. Capitalized terms not defined herein shall have the meaning contained in the proxy statement.

1.	Comment: On page 7, please state how many directors are independent and how many directors are interested, specifically referencing how many directors that are up for election are independent and how many are interested.

Response: The Company has revised the disclosure on page 7 in its definitive proxy statement to reflect the number of its independent directors and to specify that one of the directors up for election is an interested director and two of the directors up for election are independent directors.

2.	Comment: Please inform the Staff what authority is being used to allow the preferred stockholders to be the sole elector of two directors. This may be answered supplementally.

Response: The Company’s Amended and Restated Certificate of Incorporation, filed with the Commission via EDGAR on May 13, 2005, specifically states that holders of any series of the Company’s preferred stock may have the right to elect additional directors under specified circumstances, subject to applicable requirements under the Investment Company Act of 1940, as Amended (the “1940 Act”). The Company’s preferred stock is a senior security that is stock under the 1940 Act and Section 18 of the 1940 Act requires that the holders of such senior securities, voting as a class, are entitled to elect at least two directors at all times. Further, the Certificates of Designation creating each series of preferred stock of the Company, filed with EDGAR on February 29, 2012, November 7, 2014 and May 11, 2015, respectively, specify that holders of the Company’s preferred stock shall be entitled at all times, voting together as a class, to the exclusion of the holders of all other securities of the Company, to elect two directors.

3.	Comment: In proposal number 2 – Has the Company set any limits on the dilutive effect of an offering of common stock at below the then current net asset value per share? If so, please disclose.

Response: The Company has not taken action formally to limit the maximum dilutive effect of offerings of common stock at a price below the then current net asset value per share, beyond its undertaking included in its Registration Statement on Form N-2, File No. 333-181879 (the “Registration Statement”), to file a post-effective amendment to the Registration Statement with respect to any one or more offerings of the Company’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to current net asset value per share.

In addition, the Company hereby acknowledges that:

1.	The Company has included all material information in its definitive proxy statement;

2.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

3.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

4.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 703-287-5884 if you have any questions or further comments. Thank you for your assistance.

Sincerely,

/s/ Michael LiCalsi

Michael LiCalsi
General Counsel and Secretary